CAMFLO INTERNATIONAL INC.

Suite 1205– 789 West Pender Street

Vancouver, BC   V6C 1H2

Tel:  (604) 685-9181  Fax:  (604) 685-9182

INFORMATION CIRCULAR

AS AT AND DATED MAY 19, 2004

This Information Circular accompanies the Notice of the 2004 Annual General Meeting (the “Meeting”) of members of CAMFLO INTERNATIONAL INC. (the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of common shares without par value of which there are 13,904,062 issued and outstanding shares. There is one class of shares only. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder.  Shares represented by proxy will only be voted on a poll that is requested by a member or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all members of record as of May 17, 2004 will be entitled to receive notice of and to vote at the Meeting.  Those members so desiring may be represented by proxy at the Meeting.  The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1,  Fax within North America 1-866-249-7775 Outside North America (416) 263-9524,, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)

 be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the

Intermediary, and which, when property completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided.  In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the members at the Meeting.  The Financial Statements, together with the Auditors’ Report thereon, are being mailed to the members of Record with this Information Circular.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name And Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 20, 2004	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
ALAN CRAWFORD C.E.O. and Director	April, 1997	834,136	President of a private venture capital firm
GREG BURNETT Director	May, 1998	733,333	President of a private management consulting firm
TOM DOYLE President, CEO and Director	June, 2003	1,000,334	Independent Businessman
JACK MCMANUS Director	September, 2003	Nil	Independent oil and gas consultant

All of the nominees are residents of Canada.

The Company has an audit committee, the members of which are Alan Crawford, Tom Doyle and Greg Burnett.

EXECUTIVE COMPENSATION

(Form 41, B.C. Securities Act and Rules)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i)

the CEO regardless of the amount of compensation of that individual,

(ii)

each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)

any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2003 in respect of the Named Executive Officers.  At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Alan Crawford the Company’s Chief Financial Officer and Tom Doyle the Company's President and Chief Executive Officer.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compen-sation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)
Alan Crawford Chief Financial Officer	2003 2002 2001	60,000 60,000 60,000	- - -	- - -	66,833 66,833 Nil	Nil	Nil	Nil
Tom Doyle President and Chief Executive Officer	2003 2002 2001	42,000(4) N/A N/A	- - -	- - -	130,000 N/A N/A	Nil	Nil	Nil

Certain columns may have been omitted because there was no compensation awarded to, earned by or paid to any of the named executives required to be reported in the above table.

Notes:

(1)

Ended December 31

(2)

Stock-appreciation rights

(3)

Long-term incentive plan

(4)

Seven months

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR/s on the Date of Grant ($/Security)	Expiration Date
Tom Doyle	130,000	56.5%	$0.30	$Nil	September 8, 2008

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no option exercises by the Named Executive Officers during the most recently completed financial year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

There are no employment contracts between the Company or its subsidiaries and the Named Executive Officers and the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.  Incentive stock options, however, have been granted to non-Named Executive Officer directors and other insiders of the Company and are outstanding as of December 31, 2003 to purchase an aggregate 140,100 shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors Jack McManus	100,000	$0.30	September 3, 2003	September 3, 2008
Greg Burnett	40,100	$0.13	September 3, 2003	February 18, 2007

AGGREGATED OPTION/SAR EXERCISES BY NON-NAMED EXECUTIVE OFFICER DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

			Unexercised Options at December 31, 2003	Value of Unexercised In-the-Money Options at December 31, 2003
Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Nil

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS

AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Amisano Hanson, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than incentive stock options and as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Stock Option Plan

Under the TSX Venture Exchange policy the Company is required to implement an incentive stock option plan and seek shareholder approval annually of such Plan.  Accordingly, the Company has implement a stock option plan (the “Plan”)  for insiders, key employees, and certain other persons who provide services to the Company and/or its subsidiaries, with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it is 10% of the Company’s issued common shares at the time of the grant of a stock option under the Plan.

Under the Plan, the option price must not be less than the closing price of the common shares on the TSX Venture Exchange (the “Exchange”) on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange.  An option must be exercised within a period of five years from the date of granting.  Within this five-year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period, unless such is otherwise required by the policies of the Exchange.  Any amendment to the Plan will require the approval of the Exchange and may require shareholder approval.

In accordance with the terms of the Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the Exchange, such shareholder approval must be “disinterested shareholder approval” if the grants of options under the proposed Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)

the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company.

As the Plan is not restrictive as to these results, at the Meeting, the members will be asked to approve, by disinterested shareholder approval, the proposed Plan.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.  The term “associates” is defined in the Securities Act (British Columbia).  Management of the Company has been informed that, as at May 19, 2004, 2,567,803 shares of the Company are beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of stock options under the Plan and their associates.

If disinterested shareholder approval of the Plan or a modified version thereof is not obtained, the Company will not proceed to implement the Plan nor grant options under it.  Even if approved, the directors may determine not to proceed with the Plan.

The Plan will be available for inspection at the Meeting.  The directors recommend that the members approve the Plan.

2.

Continuance from the Yukon to Alberta

Management of the Company has determined that it would be appropriate to discontinue from the Yukon and to apply to the Registrar of Companies under the Alberta Corporations Act for an instrument of continuation continuing the Company as if it had been incorporated under the Alberta Corporations Act.

Under the Yukon Business Corporations Act, the continuance into another jurisdiction requires the approval of the shareholders of the Company by a Special Resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders of a Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

Shareholders of the Company will be asked to consider and, if thought fit, approve and adopt a Special Resolution (the “Continuance Resolution”) transferring the Company’s jurisdiction of incorporation from the Yukon to Alberta and adopting Articles of Continuance and By-Laws of the Company acceptable to the Alberta Registrar of Companies.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

By Order of the Board of Directors

"Tom Doyle"

TOM DOYLE

President

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

“Tom Doyle”

_____________________________

Tom Doyle, President